Exhibit 99.1

No. 31/07

IAMGOLD INTERCEPTS WESTWOOD MINERALIZATION AT DEPTH

Toronto, Ontario, December 5, 2007 – IAMGOLD Corporation (“IAMGOLD” or “the Company”) is pleased to announce results from 5 drill holes of the ongoing drill program at the Westwood project, an advanced stage exploration project located within the Company’s Doyon mine property in the Abitibi region of Northern Quebec.

These results include intercepts of the Zone 2 extension at a vertical depth of approximately 2.3 kilometers in hole R14281B-07, which is 800 metres deeper than mineralization previously intersected.  This hole was specifically planned to test the depth potential and includes 10.0 metres averaging 11.5 grams per tonne (g/t) gold and 5.0 metres averaging 23.0 g/t gold.  These results are significant given the depth of the known 3.3 million ounce resource previously delimited which is less than 1.5 kilometres.

The first hole east of the Bousquet Fault, hole  R14404-07 also intercepted the Zone 2, a 3.0 metre intercept averaging 10.2 g/t gold and narrow massive sulphide mineralization, a 2.0 metre intercept of 3.6 g/t gold, 5.0% zinc, within the Westwood horizon.

These higher grade intercepts and intercepts at depth may have significant impact on the strike length and have potential to substantially increase the total Westwood resource.

“These results are some of the best to date on the Westwood project.  With the increasing gold grades at this depth we are very encouraged that Westwood could become a world class deposit,” commented Joseph Conway, President & CEO. “The acceleration of this project in 2007 will continue in 2008 and the results to date continue to confirm that Westwood will be IAMGOLD’s future in Northern Quebec.”

Significant intersections from this drilling campaign can be found in Table 1 with a longitudinal section of Zone 2 shown in Figure 1.  These holes represent 7,050 metre of drilling since September 1, 2007 for a total of 25,000 metre of drilling this year.

In January 2008, valuation drilling on Zone 2 will begin.  This will involve the drilling of a 400 metre by 400 metre block or panel, to demonstrate the continuity of the deposit. In addition, work will continue on the southern exploration drift toward the mineralized zones, which will be reached in the first quarter of 2008.  More information is shown on Figure 2.

Table 1: RECENT DRILLING RESULTS FROM WESTWOOD EXPLORATION PROGRAM
(Intersections where gold values are>35 g/t are highlighted)

hole #	Intersection				Zone 2 Extension			North Corridor			Westwood Horizon
	From	To	Core	True	Au	Cu	Zn	Au	Cu	Zn	Au	Cu	Zn
	(m)	(m)	length (m)	width (m)	g/t	%	%	g/t	%	%	g/t	%	%
R14366-07**	590.0	593.0	3.0	1.8	2.7
R14367-07**	872.0	875.5	3.5	1.2	3.2
R14281B-07	1328.5	1331.5	3.0	0.7	4.6
	1627.5	1628.0	0.5	0.2	30.1
	1659.0	1669.0	10.0	3.3	11.5
	incl. 1665.0	1666.0	1.0	0.3	52.7
	incl. 1668.0	1669.0	1.0	0.3	29.1
	1688.0	1693.0	5.0	1.7	23.0
	incl. 1688.0	1689.0	1.0	0.3	26.1
	incl. 1690	1691.0	1.0	0.3	61.1
R14392-07	635.0	653.0	18.0	13.2							0.5	0.1	0.5
	Incl. 635,0	637.0	2.0	1.5							1.8	0.1	4.1
	Incl. 637.0	641.0	4.0	2.9							0.2	0.0	0.4
	Incl. 650.5	653.0	2.5	1.8							1.5	0.1	1.4
R14404-07	354.0	356.0	2.0	1.9	25.3	0.3	0.0
	incl. 355.0	355.0	0.5	0.5	61.5	0.4	0.0
	394.0	397.0	3.0	2.8	10.2	0.6	0.0
	incl. 395.5	396.0	0.5	0.5	26.5	0.0	0.0
	566.0	568.0	2.0	1.9				5.8
	610.0	623.5	13.5	13.0							1.2	0.0	1.1
	incl. 612.0	614.0	2.0	1.9							3.6	0.1	5.0
	incl. 616.5	619.0	2.5	2.4							2.6	0.0	1.2
R14420-07	549.0	553.5	4.5	4.4				0.4
R14423-07	751.0	753.0	2.0	1.3				0.8	0.1	1.4
	790.0	793.0	3.0	2.0							0.6	0.0	0.9
** Some intersections from these holes have been released previously.

Qualified Person / Quality Control Notes

The drilling program was carried out by IAMGOLD employees, under the supervision of Ms. Nicole Houle, Geologist – Doyon Division.  Ms. Houle is a qualified person (as defined by National Instrument 43-101) with more than 20 years of experience in mine and exploration geology.  IAMGOLD has established an Analytical Quality Assurance Program to control and assure the analytical quality of assays in its gold exploration.  This program includes the systematic addition of blank samples, reject and pulp duplicates and internal material references (the “standards”) to each batch of samples sent for analysis.  Blank samples are used to check for possible contamination in laboratories, field duplicates allow the quantification of overall precision while standards determine the analytical accuracy.  Samples were sent for assaying to Doyon’s internal laboratory as a primary laboratory.  Samples were assayed by fire-assay according to industry standards.

Cautionary Note to U.S. Investors

This press release includes certain “Forward-Looking Statements” within the meaning of section 21E of the United States Securities Exchange Act of 1934, as amended.  All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization and reserves, exploration results and future plans and objectives of IAMGOLD, are forward-looking statements that involve various risks and uncertainties.  There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.  Important factors that could cause actual results to differ materially from IAMGOLD’s expectations are disclosed under the heading “Risk Factors” and elsewhere in IAMGOLD documents filed from time-to-time with the Toronto Stock Exchange, the United States Securities and Exchange Commission and other regulatory authorities.

For further information please contact:

IAMGOLD Corporation:
Lisa Doddridge
Director, Investor Relations
Tel: (416) 360-4710 Toll-free: 1 888 IMG-9999

Renmark Financial Communications Inc.
John Boidman: jboidman@renmarkfinancial.com
Henri Perron: hperron@renmarkfinancial.com
T: (514) 939-3989
F: (514) 939-3717
www.renmarkfinancial.com

Please note:
This entire press release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through Marketwire’s website at www.marketwire.com. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.

Si vous désirez obtenir la version française de ce communiqué, veuillez consulter le http://www.iamgold.com/fr/accueil.html.

FIGURE 1

W
E
Doyon Mine
Zone 2 Extension
5000 m
4000 m
3000 m
Main Pit
Zone 1
Zone 2
Level 8
Level 14
Exploration Drift
4500 E - South Drift
5327 E - 08/2007
Doyon Property Limit
Diabase Dyke
Doyon Fault
Bousquet Fault
NEW
ZONE 2 - Extension
R14404-07
R14420-07
R14426-07
R14429-07
R14392-07
R14423-07
R14366-07
2.7/3.0
R14367-07
28.7/2.0
15.1/1.0
3.2/3.5
R14427-07
R14242C-07
R14281B-07
4.6/3.0
11.5/10.0
23.0/5.0
0
250m
3000E
4000E
5000E
6000E
Legend
Drill hole in this release in progress or assays pending
(Assays in g/t Au / Core length in meter)
(Color code based on 3 m. minimum core length)
Below 1 g/t
1 to 3 g/t
3 to 10 g/t
Above 10 g/t

Doyon Mine - Westwood Project

Detailed Longitudinal Section – Zone 2 Extension

FIGURE 2

Doyon Mine - Westwood Project
Plan view of the 14th level
DOYON
MINE
SITE
DOYON Fault Zone
BOUSQUET Fault Zone
Westwood
exploration drift
Southern exploration drift
15/08- 30/11/2007
Valuation drilling
area
Starting Jan. 2008
Zone 2
North Corridor
North Corridor
East of Bousquet Fault
Westwood
East of Bousquet Fault
Property limit
Property limit
Legend
Drift and diamond drilling bay
completed up to now
Planned drift and sill development
12/2007 - 01/2009
Major Fault Zone
Mineralized Zone Projection on 14th level
Zone 2
North Corridor
Westwood Corridor